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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                             SEC FILE NUMBER 0-12531

                     CUSIP NUMBER (Common Stock) 464895-10-1

                       CUSIP NUMBER (Warrants) 464895-11-9

                        CUSIP NUMBER (Units) 464895-20-0


                           NOTIFICATION OF LATE FILING



     (Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                        For Period Ended: October 31, 2000


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR


        For the Transition Period Ended:________________________________


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________

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                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant:   Isonics Corporation

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):  5906 McIntyre Street

City, State and Zip Code:  Golden, Colorado 80403

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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          The Company recently participated in a private financing that was consummated on December 13, 2000. This event, in addition to some other very recent and significant business transactions, required careful and complete disclosures. Compiling these disclosures resulted in unanticipated delays in performing the quarter-end closing, and we were unable to file our Form 10-QSB, for the quarter ended October 31, 2000, in a timely manner.

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                                     PART IV
                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

     Brantley J. Halstead               (303)                    279-7900
     --------------------               -----                    --------
     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Isonics Corporation

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:  December 15, 2000               BY: /s/  James Alexander

                                           James Alexander
                                           President and Chief Executive Officer